Exhibit 12(a)

General Electric Capital Services, Inc.

and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31
(Dollars in millions)	2008	2007	2006	2005	2004

General Electric Capital Services, Inc.
and consolidated affiliates
Earnings(a)	$5,630	$13,987	$11,849	$10,282	$9,406
Plus
Interest included in expense(b)	25,202	23,046	18,065	14,117	11,074
One-third of rental expense(c)	173	338	307	301	281
Adjusted “earnings”	$31,005	$37,371	$30,221	$24,700	$20,761

Fixed Charges:
Interest included in expense(b)	$25,202	$23,046	$18,065	$14,117	$11,074
Interest capitalized	65	80	77	72	37
One-third of rental expense(c)	173	338	307	301	281
Total fixed charges	$25,440	$23,464	$18,449	$14,490	$11,392

Ratio of earnings to fixed charges	1.22	1.59	1.64	1.70	1.82

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.

(1)